Via U.S. Mail and Fax
Mr. Murray Williams
Chief Financial Officer
Interactive Television Networks, Inc.
28202 Cabot Rd
Suite 300
Laguna Niguel, California 92677

       October 14, 2005

RE: Interactive Television Networks, Inc.
  Form 10-KSB for the fiscal year ended April 30, 2005
  File No. 000-50122

Dear Mr. Williams:

 We have completed our review of your Form 10-KSB and related
filings and do not, at this time, have any further comments.

       Sincerely,

       Larry Spirgel
       Assistant Director
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